EXHIBIT 12.1
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2000	2001	2002	2003	2004	Quarter ended March 31, 2005
Fixed Charges and Preferred Stock Dividends:						
Interest	$ 119	$ 96	$ 83	$ 78	$ 71	$ 17
Interest portion of annual rentals	3	3	2	2	2	1
Total fixed charges	122	99	85	80	73	18
Preferred stock dividends (1)	13	11	9	9	8	1
Combined fixed charges and preferred stock dividends for purpose of ratio	$ 135	$ 110	$ 94	$ 89	$ 81	$ 19
Earnings:						
Pretax income from continuing operations	$ 295	$ 324	$ 300	$ 488	$ 361	$ 87
Total fixed charges (from above)	122	99	85	80	73	18
Less: interest capitalized	3	1	1	1	1	0
Total earnings for purpose of ratio	$ 414	$ 422	$ 384	$ 567	$ 433	$ 105
Ratio of earnings to combined fixed charges and preferred stock dividends	3.07	3.84	4.09	6.37	5.35	5.53

(1) In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods